EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three and Nine Month Periods Ended September 30, 2006 and 2005

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE

Average common shares outstanding	83,238	91,087	85,161	92,982

Net income	$129,978	$142,382	$443,270	$498,752

Basic earnings per share	$1.56	$1.56	$5.21	$5.36

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	83,238	91,087	85,161	92,982
Common stock equivalents	528	709	601	648

Adjusted weighted average diluted shares outstanding	83,766	91,796	85,762	93,630

Net income	$129,978	$142,382	$443,270	$498,752

Diluted earnings per share	$1.55	$1.55	$5.17	$5.33